D&B Acquisition Sub, Inc. Extends Tender
                         Offer for Dave & Buster's, Inc.

     NEW YORK - JULY 3, 2002 - D&B Acquisition Sub, Inc. today announced the extension of its tender offer for all of the shares of Dave & Buster's, Inc. (NYSE: DAB) until 5:00 p.m., New York City time, on Tuesday, July 9, 2002. Approximately 5.9 million shares (approximately 44% of the outstanding shares) have been tendered to date. The shares tendered to date plus the shares held by senior management of Dave & Buster's which are committed to support the transaction together represent approximately 51.5% of the total outstanding shares.

The number of shares tendered to date is significantly below the 80% minimum tender condition required in the offer, as well as the 66 2/3% tender condition on which the parties have agreed to proceed with a single-step merger as an alternative to the tender offer if the 80% minimum tender condition is not satisfied. In the event that the 66 2/3% tender condition is not met, D&B Acquisition Sub stated that it is highly unlikely to proceed with the transaction.

On Friday of last week, D&B Acquisition Sub reached agreement with investors on the terms of a bond offering to partially fund the proposed transaction. Due to difficult market conditions, the bond offering was reduced from $165 million to $150 million and, as a result, Investcorp and its co-investors will be required to commit an additional $10 million of equity. Based on the additional equity commitment and the increased cost of debt, D&B Acquisition Sub stated that it does not intend to increase its $12 per share offer price.

About D&B Acquisition Sub
--------------------------

D&B Acquisition Sub is a wholly-owned subsidiary of D&B Holdings I, Inc., a corporation organized for purposes of the acquisition by Investcorp, a global investment firm, other international investors organized by Investcorp, and certain members of senior management of Dave & Buster's.

Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve assumptions regarding the future prospects of Dave & Buster's. Although D&B Acquisition Sub, Inc. believes these statements are based on reasonable assumptions, they are subject to risk and uncertainty, including, among other things, changing economic conditions and the ability to successfully complete the referenced tender offer. Caution should be taken that these factors could cause the actual results to differ from those stated or implied in this and other communications.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF DAVE & BUSTER'S, INC. D&B ACQUISITION SUB, INC. HAS FILED AN OFFER TO PURCHASE AND A LETTER OF TRANSMITTAL WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") RELATING TO ITS OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK OF DAVE & BUSTER'S, INC. BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER, ALL STOCKHOLDERS OF DAVE & BUSTER'S, INC. ARE STRONGLY ADVISED TO READ THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT FILED WITH THE SEC BY DAVE & BUSTER'S, INC. BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION RELATING TO THE OFFER. THESE DOCUMENTS ARE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV AND MAY BE OBTAINED FOR FREE FROM D.F. KING & CO., INC. BY CALLING 1-800-549-6697.


Contacts:         Investcorp
                  Todd Fogarty /Jim Fingeroth
                  Kekst and Company
                  212.521.4800

                  Information Agent
                  D.F. King & Co., Inc.
                  800.549.6697